UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

DigitalBridge Group, Inc.

Attention: Ronald M. Sanders, Esq.

750 Park of Commerce Drive, Suite 210

Boca Raton, Florida 33487

(561) 570-4644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons LANDMARK DIVIDEND LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITAL LD MANAGEMENT / NON-REIT HOLDINGS, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL LD GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DCP II LD MANAGEMENT / NON-REIT HOLDCO, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL LD HOLDCO GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITAL COLONY II (DE AIV), LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL COLONY II GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons COLONY DCP II HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITALBRIDGE GROUP, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by Landmark Dividend LLC, Digital LD Management / Non-REIT Holdings, LP, Digital LD GP, LLC, DCP II LD Management / Non-REIT HoldCo, LP, Digital LD HoldCo GP, LLC, Digital Colony II (DE AIV), LP, Digital Colony II GP, LLC, Digital Colony II GP, LLC, DigitalBridge Operating Company, LLC, Colony DCP II HoldCo, LLC and DigitalBridge Group, Inc. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on June 2, 2021 relating to the Common Units of Landmark Infrastructure Partners LP (the “Issuer”) (the “Original 13D”), Amendment No.1 to the Schedule 13D with respect to the Issuer filed by the Reporting Persons on August 25, 2021, Amendment No. 2 to the Schedule 13D with respect to the Issuer filed by the Reporting Persons on October 12, 2021 and Amendment No. 3 to the Schedule 13D with respect to the Issuer filed by the Reporting Persons on October 15, 2021 (as so amended, the “Schedule 13D”).

Item 4.	Purpose of Transaction.

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following paragraph:

On December 22, 2021, pursuant to the Transaction Agreement, LM Infra completed its previously announced acquisition of all of the assets of the Issuer through a series of transactions culminating in (a) Merger Sub II merging with and into the Issuer with the Issuer surviving and (b) the Issuer then merging with and into Merger Sub with Merger Sub surviving and becoming a wholly owned subsidiary of LM Infra (together, the “Merger”). In connection with the Merger, each Common Unit of the Issuer held by the public (other than Common Units of the Issuer held by Landmark Dividend LLC and its affiliates) automatically converted into the right to receive $16.50 in cash. All of the Issuer’s Common Units were canceled in the Merger.

In connection with the Merger, each Common Unit of the Issuer held by Landmark Dividend LLC and all incentive distribution rights were converted into an equity sales note in the principal amount of $83,595,732, issued by LM DV Infra in favor of Landmark Infrastructure Inc. and REIT LLC (or their designees).

Item 5.	Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and supplemented by adding the following paragraph:

(e) As of December 22, 2021, Reporting Persons are no longer the beneficial owners of five percent (5%) or more of the outstanding Common Units of the Issuer. This Schedule 13D constitutes an exit filing.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 27, 2021

LANDMARK DIVIDEND LLC

By:	/s/ Arthur P. Brazy, Jr.
Name: Arthur P. Brazy, Jr.
Title: Chief Executive Officer

DIGITAL LD MANAGEMENT / NON-REIT HOLDINGS, LP

By: Digital LD GP, LLC, its general partner

By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITAL LD GP, LLC

By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DCP II LD MANAGEMENT / NON-REIT HOLDCO, LP

By: Digital LD HoldCo GP, LLC, its general partner

By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITAL LD HOLDCO GP, LLC

By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITAL COLONY II (DE AIV), LP

By: Digital Colony II GP, LLC, its general partner

By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

DIGITAL COLONY II GP, LLC

By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

COLONY DCP II HOLDCO, LLC

By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

DIGITALBRIDGE OPERATING COMPANY, LLC

By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President, Secretary

DIGITALBRIDGE GROUP, INC.

By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Executive Vice President, Chief Legal Officer and Secretary